SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )1

Cadence Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

12738T 10 0

(CUSIP Number)

Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	45 Rockefeller Plaza
Princeton, NJ 08542	New York, NY 10111
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 841-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 12738T 10 0	Page 2 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners VI, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,432,241
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,432,241
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,241
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 3 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP VI Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 90,369
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 90,369
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,369
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 4 of 8 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Associates, LL.C. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,500
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 12738T 10 0	Page 5 of 8 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.0001 par value per share (the “Common Stock”), of Cadence Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 12481 High Bluff Drive, Suite 200, San Diego, California 92130.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Domain Partners VI, L.P., a Delaware limited partnership ("DP VI"), DP VI Associates, L.P., a Delaware limited partnership ("DP VI A"), and Domain Associates, L.L.C., a Delaware limited liability company ("DA") (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)   The principal business of each of DP VI and DP VI A is that of a private investment partnership. The sole general partner of DP VI and DP VI A is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company (“OPSA VI”). The principal business of OPSA VI is that of acting as the general partner of DP VI and DP VI A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More and Nicole Vitullo are the managing members of OPSA VI. The principal business of DA is that of an investment manager. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More ,Nicole Vitullo and Brian K. Halak are the managing members of DA.

The principal address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, New Jersey 08542.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 20, 2008, DP VI and DP VI A purchased an aggregate 2,808,988 shares if Common Stock at a purchase price of $5.34 per share, in a registered direct offering by the Issuer and pursuant to a Common Stock purchase agreement with the Issuer (the "February 14, 2008 Purchase Agreement"). A copy of the form of the February 14, 2008 Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") February 15, 2008 and is incorporated herein by reference, as Exhibit B. Any description of the February 14, 2008 Purchase Agreement is qualified in its entirety by reference thereto. The Common Stock was issued pursuant to a prospectus supplement filed with the Commission on February 15, 2008, in connection with a shelf takedown from the Issuer's Registration Statement on Form S-3 (File No. 333-147721) which was declared effective by the Commission on December 11, 2007. The source of funds for such purchases was the working capital of DP VI and DP VI A, respectively.

CUSIP No. 12738T 10 0	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

DP VI and DP VI A purchased additional Common Stock of the Issuer for investment purposes. James C. Blair is a member of the Issuer’s Board of Directors, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information below is based on a total of 38,353,062 shares of Common Stock outstanding after the completion of the offering described in Item 3 above.

(a)        DP VI directly beneficially owns 8,432,241 shares of Common Stock, or approximately 22.0% of the Common Stock outstanding. DP VI A directly beneficially owns 90,369 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA VI, as the general partner of DP VI and DP VI A, may be deemed to indirectly beneficially own the securities owned by DP VI and DP VI A. DA directly beneficially owns 27,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b)          The managing members of OPSA VI and DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI and DP VI A and by DA, respectively. Each of the managing members of OPSA VI and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VI and/or DA, in the securities owned by DP VI and DP VI A and/or by DA.

(c)          Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)          Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.
Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (appears at page 8 of this Statement)

Exhibit B - February 14, 2008 Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Commission on February 15, 2008)

CUSIP No. 12738T 10 0	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2008

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 12738T 10 0	Page 8 of 8 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 5, 2008

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member